September 7, 2018

Via EDGAR:

Terry French

Accountant Branch Chief

Office of Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tribune Media Company
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed August 9, 2018
File No. 001-08572

Dear Mr. French:

This letter sets forth the response of Tribune Media Company (the “Company” or “we”) to the comment contained in your letter, dated August 23, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018. The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following. Please let us know if we can provide additional information to assist in the review process.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements

Note 1: Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 13

1.

We note certain advertising contracts have guarantees of audience member views. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and 606-10-50-20.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s advertising contracts are fixed price arrangements that may include guarantees of audience member views which do not constitute variable consideration under ASC 606-10-32-5. Any audience member view guarantees serve to measure the Company’s progress towards meeting the underlying performance obligation to deliver advertising under the fixed price contract.

The Company enters into certain fixed price contracts with its customers whereby the Company agrees to air a package of advertisements within certain shows or timeslots over the contract period that include guarantees of a cumulative number of audience member views. If the audience member views are not achieved through the airing of the initial package of advertisements, then the Company provides additional advertisements until the agreed-upon audience member views are achieved. Cash refunds or adjustments to the contract price are extremely rare. As the Company performs under the contract, the Company compares the cumulative audience member views achieved for the advertisements delivered to the guaranteed audience member views per the agreement. To the extent that the guaranteed audience member views are not being achieved for the advertisements delivered, the Company will air additional advertisements until the total guarantee has been achieved. The Company recognizes revenues based on the proportion of the audience member views delivered in relation to the total guaranteed audience member views in the contract. The Company does not recognize revenue in advance of its cumulative progress toward any cumulative audience guarantee.

* * * * *

Should you have any questions regarding this matter, please contact me at (312) 222-5578 or cbigelow@tribunemedia.com or Brian Litman at (312) 222-4237 or blitman@tribunemedia.com.

/s/ Chandler Bigelow
Chandler Bigelow
Executive Vice President and Chief Financial Officer
Tribune Media Company

cc:	Clair DeLabar
Securities and Exchange Commission
Brian Litman
Tribune Media Company